Exhibit 21.1

SUPERIOR UNIFORM GROUP, INC.

List of Subsidiaries

As of December 31, 2009, the Registrant directly owned the following subsidiaries:

Fashion Seal Corporation	Las Vegas, Nevada
Superior Office Solutions	Las Vegas, Nevada
The Office Gurus LTDA De C.V., a subsidiary of Superior Office Solutions and Fashion Seal Corporation	El Salvador
The Office Masters LTDA De C.V., a subsidiary of Superior Office Solutions and Fashion Seal Corporation	El Salvador